

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Arthur Wang
Chief Executive Officer
Gigamedia Limited
8th Floor
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re:** **Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File no. 0-30540**

Dear Mr. Wang:

We have reviewed your letter dated September 29, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 16, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3. Key Information

Risk Factors, page 4

1. We note your response to prior comment 1 as it relates to your dispute with Mr. Jim Ji Wang, the former head of your online games business in the PRC and a current minority shareholder of T2 Entertainment, one of your Chinese VIEs. You advise that Mr. Wang is currently in possession of certain company seals and business registration certificates for your PRC VIEs, T2 Entertainment, T2 Advertisement and Jinyou, which are required to register your equity pledge agreements. Please tell us whether Mr. Wang possesses any other documentation necessary to run your business (i.e. license agreements, trademark or domain name documentation, etc.).

2.	We note further the general disclosure provided in your Form 6-K filed August 30, 2010 relating to this dispute, including the statement that the company's operations in China may be adversely affected by the recent actions of the former head of your Chinese business. In your response letter, please provide us with additional information so that we may better understand the likely impact on the company of Mr. Wang's recent actions and the resulting dispute. We note in this regard the risk factor disclosure on page 15 of your Form 20-F stating that uncertainties in the PRC legal system could limit your ability to enforce the contractual arrangements through which you effectively control your PRC VIEs. Please specifically address the portion of the company's business to which the dispute with Mr. Wang relates, and explain the scope and nature of the current and anticipated impact of his actions on the company's operations and financial condition. In addition, your response to prior comment 1 indicates that you will make additional disclosures regarding the dispute "shortly" on Form 6-K; however, we note that no such Form 6-K has been filed since the date of your response letter. Please tell us when you intend to file this document and to the extent you have not filed the Form 6-K prior to your next response, please include the disclosures you intend to include in such document.

3.	We refer to the disclosures on page 14 regarding the joint publication issued on September 28, 2009 for the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games. Your disclosures indicate that in addition to restricting foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in the PRC, the Notice now also prohibits foreign investors from participating in such businesses directly or indirectly through contractual or technical support arrangements. Please tell us how you factored this recent Notice into your determination that your VIEs should continue to be consolidated pursuant to the guidance in ASC 810-10-25-38A through 38G. In this regard, specifically address how you considered whether these newly imposed restrictions are so severe that they cast significant doubt on the company's ability to direct the activities of its VIEs that most significantly impact the entity's economic performance.

Item 18. Financial Statements

Note 5. Assets and Liabilities Held for Sale, page F-33

4.	We note from your response to prior comment 7 that you purchased all of the shares of UIM from GV Experience International Corporation for US$400,000. Please tell us how this price was determined in negotiations. In this regard, tell us whether Mangas will continue UIM's on-line gaming operations and if so, tell us how the significant revenues generated from UIM's historical operations factored into the purchase price. Also, tell us whether there are any related party interests between the company and UIM or GV Experience.

5.	We note from your response to our prior comment 7 that the $54.1 million fair value assigned to the 40% interest retained in the Mangas joint venture is only a preliminary estimate of the fair value and any major changes to such value could significantly change the gain on deconsolidation. We also note that you expect to finalize the valuation analysis no later than the fourth quarter of fiscal 2010. Please update us as to the status of the valuation and please provide your final valuation as soon as it is available.

6.   Based on your response to prior comment 7, the carrying amount of the gaming software and service business at the date of deconsolidation was $58.1 million. The information provided in your response to prior comment 8 (assets and liabilities held for sale) indicate that the carrying amount of this business at December 31, 2009 was $83.4 million. Please tell us, in quantified terms, the factors that contributed to the decrease in the carrying amount from December 31, 2009 to the date of deconsolidation.

Note 10. Fair Value Measurements, page F-41

7.   We note your response to our prior comment 10. As previously requested, tell us how you considered expanding your disclosures, either here or in MD&A, to include a further discussion of the facts and circumstances regarding the other-than-temporary impairment charges.

Note 28. Subsequent Events

Transactions with Infocomm Asia, page F-86

8.   We note your response to our prior comment 10 with regards to your accounting for the acquisition of Infocomm Asia Holdings' (IAH's) wholly-owned subsidiary for $6 million on May 7, 2010. Please explain the details of the put/call arrangements and transfer restrictions. Also, explain further your accounting for this transaction as a secured borrowing arrangement under ASC 860-10-40-3 and 40-5 and tell us whether your accounting was impacted by the fact that subsequent to this acquisition you also acquired this entity's parent company.

        You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney at (202) 551-3483 or me at (202) 551-3499 with any other questions.

                                                    Sincerely,

                                                    Kathleen Collins
                                                    Accounting Branch Chief

cc: Via Facsimile 852-3740-4727
        Alec P. Tracy, Esq.
        Skadden, Arps, Slate, Meagher & Floam LLP